UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 8

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

ASPEN INSURANCE HOLDINGS LIMITED

(Name of Subject Company (Issuer))

ENDURANCE SPECIALTY HOLDINGS LTD.

(Name of Filing Persons (Offeror))

ORDINARY SHARES, PAR VALUE 0.15144558¢ PER SHARE

(Title of Class of Securities)

G05384105

(CUSIP Number of Class of Securities)

John V. Del Col, Esq.

Endurance Specialty Holdings Ltd.

Waterloo House

100 Pitts Bay Road

Pembroke HM 08, Bermuda

(441) 278-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Todd E. Freed, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$ $3,023,593,673.01	$389,438.87

*	Estimated solely for the purpose of calculating the filing fee. Pursuant to Rules 0-11(a)(40 and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of securities to be received was calculated as the product of (i) 66,292,341 Aspen ordinary shares (the sum of (a) 65,430,341 Aspen ordinary shares outstanding, as of April 25, 2014 (as reported in Aspen Insurance Holdings Limited’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014), and (b) 862,000 Aspen ordinary shares issuable upon the exercise of outstanding stock options and other awards under equity compensation plans, as of March 31, 2014 (based on Aspen Insurance Holdings Limited’s Earnings Release Supplement for the quarter ended March 31, 2014 furnished on a Form 8-K filed by Aspen Insurance Holdings Limited with the Securities and Exchange Commission on April 23, 2014)) and (ii) the average of the high and low sales prices of Aspen ordinary shares on the New York Stock Exchange on June 3, 2014 of $45.61.
**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, equals 0.0001288 multiplied by the proposed maximum offering price.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $ 220,377.49	Filing Party: Endurance Specialty Holdings Ltd.
Form or registration no.: Form S-4	Date Filed: June 9, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 8 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) originally filed with the Securities and Exchange Commission on June 9, 2014, as amended by Amendment No. 1 thereto filed on June 9, 2014, Amendment No. 2 thereto filed on June 17, 2014, Amendment No. 3 thereto filed on June 18, 2014, Amendment No. 4 thereto filed on June 19, 2014, Amendment No. 5 thereto filed on June 27, 2014, Amendment No. 6 thereto filed on June 30, 2014, and Amendment No. 7 thereto filed on July 1, 2014 (as amended, the “Schedule TO”), by Endurance Specialty Holdings Ltd., a Bermuda exempted company (“Endurance”), relating to the third-party tender offer by Endurance to exchange all of the issued and outstanding ordinary shares, par value 0.15144558¢ per share (together with the associated preferred share purchase rights, the “Aspen Common Shares”), of Aspen Insurance Holdings Limited, a Bermuda exempted company (“Aspen”), for (x) 0.9197 ordinary shares, par value $1.00 per share, of Endurance (“Endurance Common Shares”), (y) $49.50 in cash (less applicable withholding taxes and without interest) or (z) 0.5518 Endurance Common Shares and $19.80 in cash (less applicable withholding taxes and without interest), in each case for each Aspen Common Share, upon the terms and conditions set forth in (1) the Offer to Exchange (as defined below) and (2) the related Letter of Election and Transmittal (the “Letter of Election and Transmittal”) (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

Endurance has filed Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-196596) relating to the Offer (as amended, the “Registration Statement”). The terms and conditions of the Offer are set forth in the offer to exchange/prospectus (the “Offer to Exchange/Prospectus”) filed pursuant to Rule 424(b)(3) and the Letter of Election and Transmittal which is filed as an exhibit to the Registration Statement, which are set forth as Exhibits (a)(4) and (a)(1)(A) hereto.

ITEMS 1 THROUGH 9, AND ITEM 11.

All information contained in the Offer to Exchange and the Letter of Election and Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is expressly incorporated herein by reference with respect to Items 1-9 and 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(J)	Endurance Statement, dated July 1, 2014 (incorporated by reference to Endurance’s filing pursuant to Rule 425 on July 1, 2014)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule TO is true, complete and correct.

ENDURANCE SPECIALTY HOLDINGS LTD.

	By:	/s/ John V. Del Col
	Name:	John V. Del Col
	Title:	General Counsel & Secretary

Date: July 1, 2014

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to the Endurance Registration Statement on Form S-4 filed on June 9, 2014)

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Endurance Registration Statement on Form S-4 filed on June 9, 2014)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to the Endurance Registration Statement on Form S-4 filed on June 9, 2014)

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to the Endurance Registration Statement on Form S-4 filed on June 9, 2014)

(a)(4)	Offer to Exchange/Prospectus, dated June 30, 2014 (incorporated by reference to Endurance’s filing pursuant to Rule 424(b)(3) on June 30, 2014)

(a)(5)(A)	Form of Summary Advertisement*

(a)(5)(B)	Press Release, dated June 9, 2014, titled “Endurance Specialty Holdings Commences Exchange Offer to Acquire All Aspen Insurance Holdings Common Shares” (incorporated by reference to Exhibit 99.1 to Endurance’s Current Report on Form 8-K filed on June 9, 2014)

(a)(5)(C)	Website screen shot as of June 9, 2014 (incorporated by reference to Endurance’s filing pursuant to Rule 425 on June 9, 2014)

(a)(5)(D)	Press Release, dated June 17, 2014, titled “Endurance Responds to Aspen’s Combative Position on Exchange Offer, Confirming Importance of Giving Aspen Shareholders a Voice” (incorporated by reference to Endurance’s filing pursuant to Rule 425 on June 17, 2014)

(a)(5)(E)	Press Release, dated June 18, 2014, titled “Endurance Specialty Holdings Mails Definitive Solicitation Statement and Sends Letter to Aspen Insurance Holdings Shareholders” (including Letter to Aspen Shareholders, dated June 18, 2014) (incorporated by reference to Endurance’s filing pursuant to Rule 425 on June 18, 2014)

(a)(5)(F)	Press Release, dated June 27, 2014, titled “Endurance Specialty Holdings Sends Letter to Aspen Shareholders” (including Letter to Aspen Shareholders, dated June 27, 2014) (incorporated by reference to Endurance’s filing pursuant to Rule 425 on June 27, 2014)

(a)(5)(G)	Website screen shot as of June 30, 2014 (incorporated by reference to Endurance’s filing pursuant to Rule 425 on June 30, 2014)

(a)(5)(H)	Press Release, dated July 1, 2014, titled “Endurance Specialty Holdings Announces Effectiveness of Registration Statement for Exchange Offer to Acquire All Aspen Insurance Holdings Common Shares” (incorporated by reference to Endurance’s filing pursuant to Rule 425 on July 1, 2014)

(a)(5)(I)	Investor Presentation Materials, dated July 2014, titled “Endurance and Aspen: Creating a Global Leader in Specialty Insurance and Reinsurance” (incorporated by reference to Endurance’s filing pursuant to Rule 425 on July 1, 2014)

(a)(5)(J)	Endurance Statement, dated July 1, 2014 (incorporated by reference to Endurance’s filing pursuant to Rule 425 on July 1, 2014)

(b)(1)	Commitment Letter, dated June 2, 2014, between Morgan Stanley Senior Funding, Inc. and Endurance (incorporated by reference to Exhibit 10.1 to Endurance’s Current Report on Form 8-K filed on June 6, 2014)

(b)(2)	Agreement, dated as of June 2, 2014, by and among CVC Capital Partners Advisory (U.S.), Inc., GIC Special Investments Pte. Ltd., Endurance Specialty Holdings Ltd., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P., and CVC European Equity Partners V (E) L.P. (incorporated by reference to Exhibit 10.2 to Endurance’s Current Report on Form 8-K filed on June 6, 2014)

(b)(3)	Letter Agreement, dated June 2, 2014, between John Charman and Endurance (incorporated by reference to Exhibit 10.3 to Endurance’s Current Report on Form 8-K filed on June 6, 2014)

(b)(4)	Joinder Letter, dated June 25, 2014, to Endurance’s Commitment Letter with Morgan Stanley Senior Funding, Inc., dated June 2, 2014, previously filed as Exhibit 10.1 to Endurance’s Current Report on Form 8-K filed on June 6, 2014 (incorporated by reference to Exhibit 10.1 to Endurance’s Current Report on Form 8-K filed on June 27, 2014)

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed with Schedule TO on June 9, 2014.

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